SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

CINTAS CORPORATION

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

172908 10 5

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]      Rule 13d-1(b)

[   ]      Rule 13d-1(c)

[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

 CUSIP NO. 172908 10 5                      13G                Page 2 of 4 Pages

-------------- -----------------------------------------------------------------
1              NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               JOAN A. GARDNER
               ###-##-####

-------------- -----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
               N/A                                                 (b) [ ]

-------------- -----------------------------------------------------------------
3              SEC USE ONLY

-------------- -----------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

-------------- -----------------------------------------------------------------
               5   SOLE VOTING POWER
  NUMBER
 OF SHARES
BENEFICIALLY       3,092,325
  OWNED        -----------------------------------------------------------------
 BY EACH       6   SHARED VOTING POWER
 REPORTING
  PERSON           7,272,240
   WITH        -----------------------------------------------------------------
               7   SOLE DISPOSITIVE POWER

                   3,092,325
               -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   7,272,240
-------------- -----------------------------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               10,364,565

-------------- -----------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
               EXCLUDES CERTAIN SHARES*

-------------- -----------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.1%
-------------- -----------------------------------------------------------------
12             TYPE OF REPORTING PERSON*

               IN
-------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 4 Pages

Item	1(a)	Name of Issuer: Cintas Corporation

Item	1(b)	Address of Issuer's Principal Executive Office: 6800 Cintas Boulevard P.O. Box 625737 Cincinnati, Ohio 45262

Item	2(a)	Name of Persons Filing: Joan A. Gardner

Item	2(b)	Address of Principal Business Office: 6800 Cintas Boulevard P.O. Box 625737 Cincinnati, Ohio 45262

Item	2(c)	Citizenship: U.S.A.

Item	2(d)	Title of Class of Securities: Common Stock, No Par Value

Item	2(e)	CUSIP No.: 172908 10 5

Item	3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), check whether the Person Filing is a: N/A

Item	4.	Ownership: (a) See Item 9 of cover page. (b) See Item 11 of cover page. (c) See Items 5-8 of cover page.

This Amendment No. 17 to Schedule 13G is filed solely by Joan A. Gardner. The original Schedule 13G and all amendments prior to Amendment No. 8 to Schedule 13G were filed by Joan A. Gardner and Richard T. Farmer on the same Schedule 13G.

The aggregate amount of shares shown in Items 5, 7, and 9 for Joan A. Gardner includes 3,092,325 shares representing Mrs. Gardner’s interest in Garfam Partners, L.P. The aggregate amount of shares shown in Items 6, 8, and 9 for Joan A. Gardner includes 1,402,954 shares representing Mrs. Gardner’s husband’s interest in Garfam Partners, L.P., 39,123 shares representing shares owned by corporations under Mr. and Mrs. Gardner’s control, 2,277,542 shares held by various limited partnerships, 12,625 shares issuable to Mr. Gardner pursuant to options exercisable within 60 days, 3,346,017 shares held in various trusts for the benefit of Mrs. Gardner’s emancipated children and 193,979 shares held by the Gardner Family Charitable Lead Trust, all of which Mrs. Gardner disclaims beneficial ownership.

Page 4 of 4 Pages

Item	5.	Ownership of 5% or Less of Class: N/A

Item	6.	Ownership of More Than 5% on Behalf of Another Person : N/A

Item	7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported by the Parent Holding Company: N/A

Item	8.	Identification and Classification of Members of the Group: N/A

Item	9.	Notice of Dissolution of Group: N/A

Item	10.	Certification: N/A

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2002 Date /s/ Joan A. Gardner Signature Joan A. Gardner Name/Title